BLACK MOUNTAIN CAPITAL

April 25, 2007

VIA EMAIL

Davidson & Company, Chartered Accountants 1200 - 609 Granville Street P.O. Box 10372 Pacific Centre Vancouver, B.C. V7Y 1G6	DeVisser Gray, Chartered Accountants 905 West Pender Street Suite 401 Vancouver, B.C. V6C 1L6

Dear Sirs or Mesdames:

Re:    Black Mountain Capital Corporation (the "Company") - Notice of Change of Auditor

Upon mutual agreement, the Company is in receipt of a letter from Davidson & Company, Chartered Accountants (the "Former Auditors") confirming their decision to resign as auditors of the Company effective April 25, 2007.

The board of directors of the Company has appointed DeVisser Gray, Chartered Accountants (the "Successor Auditors") as the auditors of the Company effective April 25, 2007.

In accordance with National Instrument 51-102 - "Continuous Disclosure Obligations", the Company requests both the Former Auditors and the Successor Auditors to review the attached notice of change of auditor and prepare a letter, addressed to the applicable regulator or applicable securities regulatory authorities stating, for each statement in the attached notice of change of auditor, whether the auditor:

(1)	agrees,

(2)	disagrees, and the reasons why, or

(3)	has no basis to agree or disagree.

The Company further requests in accordance with NI 51-102 that the Former Auditors and the Successor Auditors deliver a copy of the aforementioned letters, respectively, to the Company within twenty days after the date of resignation of the Former Auditors.

Yours truly,

/s/ Navchand Jagpal
Navchand Jagpal
President